
May 2, 2023

Jack A. Fusco
Chief Executive Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, Texas 77002

>   **Re: Cheniere Energy, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-16383**

Dear Jack A. Fusco:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Risk Factors
Risks Relating to our Financial Matters
Our ability to declare and pay dividends and repurchase shares is subject to certain considerations., page 20

1.　　We note your disclosure explaining that dividends are authorized and determined by your Board and depend upon a number of factors, including the amount of cash available for distribution. Please clarify the extent to which the measure of cash available for distribution utilized by your Board is calculated in the same manner as distributable cash flow, as disclosed in the Form 8-K that you filed on February 23, 2023, and address the following points concerning the disclosures in your earnings release.

- We note that your non-GAAP measure of distributable cash flow reflects deductions from net income for maintenance capital expenditures although you have combined such expenditures with income tax and other expense. Please revise this disclosure to separately identify each reconciling item, including the amounts that you characterize as maintenance capital expenditures, for each period.

- Given that depreciation and amortization would ordinarily reflect an allocation of the costs of physical assets over their useful lives, tell us why maintenance capital expenditures would not approximate the amount of depreciation and amortization on an average long-term basis if this is the case.

- Please disclose how your maintenance capital expenditures are computed and appropriately differentiated from expansion capital expenditures.

- Given your disclosure indicating that distributable cash flow may be used to measure and estimate the ability of your assets to generate cash earnings after servicing your debt, paying cash taxes and expending sustaining capital, that could be used for discretionary purposes such as common stock dividends, stock repurchases, retirement of debt, or *expansion capital expenditures,* please clarify how expansion capital expenditures are appropriately characterized as discretionary, in your view, considering the financial obligations associated with your EPC contracts.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella, Staff Accountant, at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation